1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ERIC D. SIMANEK eric.simanek@dechert.com +1 202 261 3424 Direct +1 202 261 3048 Fax

April 3, 2014

VIA EDGAR

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”)

File Nos. 333-35883 and 811-08361

Dear Mr. Gregory:

This letter responds to comments you provided to Jessica Howell and me in a telephonic discussion on March 25, 2014, with respect to your review of Post-Effective Amendment Nos. 42 and 43 (the “PEA No. 42” and “PEA No. 43,” respectively) to the Registrant’s registration statement filed with the Securities and Exchange Commission on February 13, 2014. The PEAs were filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of registering Advisor Shares of Goldman Sachs Multi-Strategy Alternatives Portfolio (“MSAP”) and Goldman Sachs Strategic Income Fund (“SIF”), respectively (each, a “Fund,” a new series of the Registrant). We have reproduced your comments below, followed by our responses.

General Comments

1.	Comment: Please incorporate all comments provided to the Registrant via telephone on February 14, 2014 to Eric Simanek regarding a prior MSAP filing to the current filing adding the Advisor Share class to the MSAP and SIF, as appropriate. Comments specific to any Fund will be noted.

Response: The Registrant has incorporated the referenced comments, as applicable.

2.	Comment: Please update or complete all information that is currently in brackets or missing in the Prospectuses and the Statement of Additional Information (“SAI”) (e.g., dates, fee table, expense example and compensation information).

April 3, 2014 Page 2

Response: The Funds hereby confirm that they have completed all information that was missing or bracketed in the 485(a) filings.

3.	Comment: Please supplementally confirm that any expense reimbursement or fee waiver arrangements will be in effect for no less than one year from the effective date of the Funds’ registration statements.

Response: The Funds hereby confirm that the fee waiver and expense limitation arrangements will be in effect for no less than one year from the effective date of the Funds’ registration statements.

4.	Comment: With respect to the Goldman Sachs Multi-Strategy Alternatives Portfolio, as the Fund uses the term “alternatives” in its name, please include a policy that the Fund will invest at least 80% of its assets in instruments suggested by the Fund’s name, as required by Rule 35d-1.

Response: Rule 35d-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a fund with a name suggesting investment in certain investments or industries, or investment in certain countries or geographic regions, adopt a policy to invest at least 80% of its assets (as defined by the Rule) in the particular types of investments suggested by its name. The term “Multi-Strategy Alternatives” is a term created by the Fund’s investment adviser to describe an investment strategy developed by the adviser. Therefore, the Registrant believes that the use of the term “alternatives” in the name of the Goldman Sachs Multi-Strategy Alternatives Portfolio suggests an investment strategy pursued by the Fund, rather than investment in certain types of investments. The SEC Staff has noted that Rule 35d-1 does not apply to fund names that incorporate terms that connote investment strategies, as opposed to investment types. See Frequently Asked Questions About Rule 35d-1 (Dec. 4, 2001). Moreover, the term “alternatives” has no commonly understood meaning to investors and does not suggest any particular type of investments. Accordingly, the Registrant respectfully declines to incorporate this comment.

5.	Comment: Each Fund’s disclosure indicates that its strategies may involve investments in issuers from foreign countries, including emerging market countries (e.g., below investment grade sovereign and corporate debt). Please review this disclosure with respect to the potential effect of the political situation in Russia and Ukraine.

Response: The Registrant has amended its registration statement to enhance its disclosure of the risks associated with political situations like the one present in Russia and Ukraine.

April 3, 2014 Page 3

6.	Comment: Please provide the Tandy Representations via EDGAR correspondence.

Response: Tandy Representations are attached hereto as Exhibit A.

Please do not hesitate to contact the undersigned at 202.261.3424 with any questions or comments concerning this correspondence.

Very Truly Yours,

/s/ Eric D. Simanek

Eric D. Simanek

cc:	Matthew Wolfe, Vice President, Goldman Sachs Asset Management, L.P.

Andrew Murphy, Vice President, Goldman Sachs Asset Management, L.P.

[Letterhead of Goldman, Sachs & Co.]

Exhibit A

April 3, 2014

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Gregory:

On behalf of the Goldman Sachs Variable Insurance Trust (the “Registrant”), it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post- Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the SEC or its staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Wolfe

Matthew Wolfe

Assistant Secretary, Goldman Sachs Variable Insurance Trust